

May 16, 2013

Eric F. Fess, Esq.
Chapman and Cutler LLP
11 W. Monroe St.
Chicago, Illinois 60603-4080

   Re: Guggenheim Defined Portfolios, Series 1047 (the "Trust")
    File Nos. 333-188020; 811-03763

Dear Mr. Fess:

   On April 19, 2013, the Trust filed a registration statement on Form S-6 under the Securities Act of 1933 ("Securities Act") for the registration of units representing the ownership of interests in the Trust. We have the following comments.

Prospectus

   Investment Summary

1. Please revise the Trust's 80% policy to indicate whether it applies to the Trust's total assets, or to its net assets, plus borrowing for investment purposes. See paragraphs (a)(2)(i) and (d)(2) of Rule 35d-1under the Act.

2. We note that one of the "asset classes" represented in the Trust's portfolio of ETFs will be "approximately . . . 20% [in commodity funds]." Please confirm that all related risks arising from this 20% weighting are disclosed in the prospectus or revise the text accordingly.

3. We note that on February 9, 2012, the CFTC adopted amendments to Rule 4.5 that curtail the ability of registered investment companies that invest in commodity-based derivatives to claim an exclusion from registration as a commodity pool operator ("CPO"). Please disclose what impact, if any, these amendments will have on the Trust. For example, given the Trust's intention to invest indirectly in various derivative instruments characterized, in whole or in part, as "swaps" under the "Dodd Frank" Act, will the Trust's sponsor be required to register as a CPO under amended Rule 4.5? It should also be apparent whether the Trust will be able to satisfy the conditions of any applicable CFTC no-action letter issued under the amended rule. Disclose whether the Trust will be subject to dual registration costs and additional compliance burdens as a result of its indirect commodities investments. Based on your responses we may have additional comments.

4. Investors in the Trust will be treated, for tax purposes, as if they are making proportionate investments in the underlying funds. Section 851(b)(2) of the Internal Revenue Code provides

that an investment company will not qualify as a "regulated investment company" ("RIC") unless 90% of its gross income is derived from certain enumerated sources (the "qualifying income test"). Section 851(b)(2) identifies income from "securities" (as defined in Section 2(a)(36) of the 1940 Act)" as qualifying. In 2006, the IRS published a revenue ruling (Rev. Rul. 2006-1) providing that a RIC cannot treat income from commodity-based derivatives as qualifying. (This revenue ruling stated that there is no "conclusive authority" whether a commodity-based derivative is a "security" defined in Section 2(a)(36), but that the legislative history of Section 852(b)(2) indicates that Congress did not intend income from commodity-based derivatives to be qualifying.) The result of the IRS position is that investors in RICs making significant investments in commodity-based derivatives may suffer adverse tax consequences. Because investors in the Trust appear to be investing indirectly in RICs that make significant investments in commodity-based derivatives, it appears that they could incur adverse tax consequences. If so, please describe this tax risk, where appropriate, in the registration statement.

5.   Please revise the prospectus to indicate each type of physical commodity in which the commodity ETFs may invest, along with all related risks.

6.   Please confirm that the equity ETFs will invest in common stocks, or revise the disclosure accordingly. Also, disclose the risks arising from investing in common stocks.

7.   Please revise this section to indicate the lowest credit quality rating applicable to the fixed-income ETFs and all related risks (*e.g.*, bonds with default ratings if appropriate). Also, please disclose the applicable terms (*i.e.*, fixed, and/or variable), of the bonds with respect to principal, interest, and reset terms. Further, please clarify in greater detail the applicable maturity and duration strategies of the underlying funds.

8.   The disclosure indicates that "certain of the ETFs invest in foreign securities, including securities issued by companies located in emerging market." Please confirm that the disclosure indicates each material type of "foreign security" in which the applicable ETFs may invest, along with all related risks, or revise the disclosure accordingly. We note that following the "Example" section, under the heading "Trust Portfolio," the disclosure indicates that "[f]or foreign securities traded on a foreign exchanges, securities are generally valued at the closing sale prices on the applicable exchange converted into U.S. dollars." Please clarify the foreign securities mentioned in this section.

9.   If the trust may invest in illiquid securities please clarify this in the disclosure and indicate the percentage of those illiquid securities in the prospectus. See Guide 3 to proposed Form N-7.

Security Selection

10.   Please revise the second paragraph to explain each factor the sponsor considers when selecting ETFs for the Trust.

11.   In selecting index ETFs, what consideration will the sponsor give to the correlation sought by an ETF with respect to its index (*e.g.*, .95% correlation with 100% correlation being perfect correlation)? Will the Trust invest in an index ETF if it does not disclose the correlation it seeks with its applicable index?

        Fees and Expenses

12.   The last caption before the "Total" caption indicates "[e]stimated acquired Fund expense." Please revise this caption to indicate "Estimated acquired fund fees and expenses."

        Expenses

13.   The second paragraph indicates that certain fees "may adjust for inflation without [unit holder] approval." Please explain this in greater detail, including whether this comment is applicable only to fixed fee expenses and what the inflation benchmark is. Why is this needed given the termination date is in 2014? Based upon your responses, we may have additional comments.

Closing

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

        Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

        Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

\s\ Kimberly A. Browning

Kimberly A. Browning
Senior Counsel
Disclosure Review Office